

New York Stock Exchange
11 Wall Street
New York, NY 10005

September 3, 2020

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the following series of SIMPLIFY EXCHANGE TRADED FUND, under the Exchange Act of 1934.

- Simplify US Equity PLUS Convexity ETF

- Simplify US Equity PLUS Downside Convexity ETF

- Simplify US Equity PLUS Upside Convexity ETF

Sincerely,

Ben Sayr